UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 26, 2023

Water on Demand, Inc.

(Exact name of issuer as specified in its charter)

Nevada
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

13575 58th Street North, Suite 200

Clearwater, FL 33760

(Full mailing address of principal executive offices)

(727) 440-4603.

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

150,000,000 Shares of Common Stock

Item 9. Other Events

Effective as of June 26, 2023, the Company is suspending the sale of securities under this Regulation A Offering.  The Company will not conduct any sales of securities under this offering until such time as further notice is given by filing an amendment or a Form 1-U.  As of the effective date, the Company has sold a total of 12,300 shares for total potential proceeds of $61,500.

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WATER ON DEMAND, INC.

Date: June 26 2023	By:	/s/ T. Riggs Eckelberry
Name: T. Riggs Eckelberry
Title: Chief Executive Officer